Simpson Thacher & Bartlett LLP
900 G STREET, NW WASHINGTON, D.C. 20001
TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number +1-202-636-5806	E-mail Address ryan.brizek@stblaw.com

VIA EDGAR

April 29, 2019

Re: AQR Funds Securities Act File No. 333-153445 Investment Company Act File No. 811-22235 Post-Effective Amendment No. 124

Ms. Samantha Brutlag

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Brutlag:

On behalf of the AQR Multi-Asset Fund (the “Fund”), a series of AQR Funds (the “Trust”), we transmit for filing an update to the Fund’s responses, which were submitted via a correspondence filing on April 24, 2019 (the “April 24 Letter”), to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Debbie Sutter on Wednesday, April 10, 2019, regarding Post-Effective Amendment No. 124 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed with the Commission on March 1, 2019. The Staff’s comments referenced herein were set out in the April 24 Letter.

We are writing to inform you that the fee tables that the Fund will file in its post-effective amendment have been updated from the fee tables that were included in the April 24 Letter in response to Comment 1. The Fund represented in the April 24 Letter that it would include expenses associated with dividends on short sales if such expenses were expected to equal or exceed 0.01% of the Fund’s total annual fund operating expenses. Due to revised estimates that were completed following the submission of the April 24 Letter, the Fund’s estimated expenses associated with dividends on short sales now exceed this 0.01% threshold. As a result, the Fund hereby revises its response to Comment 4 to confirm that it will include estimated expenses associated with short sales in its fee tables, as set forth in Appendix A to this letter.

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N E W Y O R K B E I J I N G H O N G K O N G H O U S T O N L O N D O N L O S A N G E L E S P A L O A L T O S Ã O P A U L O T O K Y O

Securities and Exchange Commission	April 29, 2019

Please do not hesitate to contact me at (202) 636-5806 if you have comments or if you require additional information regarding the Registration Statement. Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	William J. Fenrich, Esq.
Nicole DonVito, Esq.
John Hadermayer, Esq.
David Blass, Esq.

Securities and Exchange Commission	April 29, 2019

APPENDIX A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class I	Class N
Management Fee	0.75%	0.75%
Distribution (12b-1) Fee	None	0.25%
Other Expenses[1,2]
Dividends on short sales and interest expense[3]	0.40%	0.40%
All other expenses	0.18%	0.20%

Total Other Expenses	0.58%	0.60%
Acquired Fund Fees and Expenses[4]	0.05%	0.05%

Total Annual Fund Operating Expenses[2]	1.38%	1.65%
Less: Fee Waivers and/or Expense Reimbursements[5]	0.00%	0.00%

Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements[6]	1.38%	1.65%

[1]	Other Expenses for the Fund’s Class I and Class N Shares have been restated to reflect the estimated impact of dividends on short sales and interest expense on the Fund’s expense ratio.

[2]

The Total Annual Fund Operating Expenses for Class I and Class N Shares do not correlate to the Class I and Class N Shares’ ratio to average net assets of expenses, before reimbursements and/or waivers given in the Fund’s most recent annual report which does not include the restatement of the Other Expenses.

[3]

When a cash dividend is declared on a stock the Fund has sold short, the Fund is required to pay an amount equal to the dividend to the party from which the Fund has borrowed the stock, and to record the payment as an expense.

[4]

Acquired Fund Fees and Expenses reflect the expenses incurred indirectly by the Fund as a result of the Fund’s investments in underlying money market mutual funds, exchange-traded funds or other pooled investment vehicles.

[5]

The Adviser has contractually agreed to reimburse operating expenses of the Fund in an amount sufficient to limit All Other Expenses in the table above at no more than 0.20% for Class I Shares and Class N Shares. “All Other Expenses” include all Fund operating expenses other than management fees and 12b-1 fees and exclude interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales, expenses related to class action claims and extraordinary expenses. This agreement (the “Expense Limitation Agreement”) will continue at least through April 30, 2020. The Expense Limitation Agreement may be terminated with the consent of the Board of Trustees, including a majority of the Non-Interested Trustees of the Trust. The Adviser is entitled to recapture any fees waived and/or expenses reimbursed during the thirty-six month period following the end of the month during which the Adviser waived fees or reimbursed expenses, provided that the amount recaptured may not cause the total annual operating expenses or All Other Expenses, as applicable, attributable to a share class of the Fund during a year in which a repayment is made to exceed either of (i) the applicable limits in effect at the time of the waiver and/or reimbursement and (ii) the applicable limits in effect at the time of recapture.

[6]

Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements are 0.98% for Class I Shares and 1.25% for Class N Shares if dividends on short sales and interest expense is not included.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same and takes into account the effect of the Expense Limitation Agreement through April 30, 2020, as discussed in Footnote No. 5 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class I Shares	$140	$437	$755	$1,657
Class N Shares	$168	$520	$897	$1,955

Securities and Exchange Commission	April 29, 2019

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class R6
Management Fee	0.75%
Distribution (12b-1) Fee	None
Other Expenses[1,2]
Dividends on short sales and interest expense[3]	0.40%
All other expenses	0.11%

Total Other Expenses	0.51%
Acquired Fund Fees and Expenses[4]	0.05%

Total Annual Fund Operating Expenses[2]	1.31%
Less: Fee Waivers and/or Expense Reimbursements[5]	0.01%

Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements[6]	1.30%

[1]	Other Expenses for the Fund’s Class R6 Shares have been restated to reflect the estimated impact of dividends on short sales and interest expense on the Fund’s expense ratio.

[2]

The Total Annual Fund Operating Expenses for Class R6 Shares do not correlate to the Class R6 Shares’ ratio to average net assets of expenses, before reimbursements and/or waivers given in the Fund’s most recent annual report which does not include the restatement of the Other Expenses.

[3]

When a cash dividend is declared on a stock the Fund has sold short, the Fund is required to pay an amount equal to the dividend to the party from which the Fund has borrowed the stock, and to record the payment as an expense.

[4]

Acquired Fund Fees and Expenses reflect the expenses incurred indirectly by the Fund as a result of the Fund’s investments in underlying money market mutual funds, exchange-traded funds or other pooled investment vehicles.

[5]

The Adviser has contractually agreed to reimburse operating expenses of the Fund in an amount sufficient to limit All Other Expenses in the table above at no more than 0.10% for Class R6 Shares. “All Other Expenses” include all Fund operating expenses other than management fees and 12b-1 fees and exclude interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales, expenses related to class action claims and extraordinary expenses. This agreement (the “Expense Limitation Agreement”) will continue at least through April 30, 2020. The Expense Limitation Agreement may be terminated with the consent of the Board of Trustees, including a majority of the Non-Interested Trustees of the Trust. The Adviser is entitled to recapture any fees waived and/or expenses reimbursed during the thirty-six month period following the end of the month during which the Adviser waived fees or reimbursed expenses, provided that the amount recaptured may not cause the total annual operating expenses or All Other Expenses, as applicable, attributable to a share class of the Fund during a year in which a repayment is made to exceed either of (i) the applicable limits in effect at the time of the waiver and/or reimbursement and (ii) the applicable limits in effect at the time of recapture.

[6]	Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements are 0.90% for Class R6 Shares if dividends on short sales and interest expense is not included.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same and takes into account the effect of the Expense Limitation Agreement through April 30, 2020, as discussed in Footnote No. 5 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class R6 Shares	$132	$414	$717	$1,578

4